Exhibit 21.1

Subsidiaries of Goodman Networks Incorporated

As of [—], 2013, all subsidiaries of Goodman Networks Incorporated, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” as defined under Rule 1-02(w) of Regulation S-X, and are therefore omitted in accordance with Item 601(b)(21) of Regulation S-K.